NO Act

P.E. 02/29/2016



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2016

Act: 1934
Section:
Rule: 14a-8 (i)(12)
Public Availability: 3-8-16

Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

Re: CVS Health Corporation
Incoming letter dated February 29, 2016

Dear Ms. Kowal:

This is in response to your letter dated February 29, 2016 concerning the shareholder proposal submitted to CVS Health by Zevin Asset Management, LLC on behalf of the Merrily Lovell 2007 Trust dated 3/20/2007. We also have received a letter from the company dated March 3, 2016. On February 23, 2016, we issued our response expressing our informal view that CVS Health could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.



Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Michele M. Anderson
Associate Director, Legal

cc: Thomas S. Moffatt
CVS Health Corporation
thomas.moffatt@cvshealth.com



Thomas S. Moffatt
Vice President, Asst. Secretary &
Asst. General Counsel

One CVS Drive
MC 1160
Woonsocket, RI 02895

p 401-770-5409
f 401-216-3758

thomas.moffatt@cvshealth.com

March 3, 2016

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
(Via e-mail: shareholderproposals@sec.gov)

Re: CVS Health Corporation
Shareholder Proposal of the
Merrily Lovell 2007 Trust dated 3/20/2007

Ladies and Gentlemen:

This letter relates to the no-action letter (the "**No-Action Letter**") issued by the staff of the Division of Corporation Finance (the "**Staff**") on February 23, 2016 in response to the no-action request (the "**No-Action Request**") submitted by CVS Health Corporation, a Delaware corporation (the "**Company**") on January 18, 2016. On February 29, 2016, Zevin Asset Management, on behalf of the Merrily Lovell 2007 Trust dated 3/20/2007 (the "**Proponent**"), requested that the Staff reconsider the basis for the No-Action Letter (the "**Reconsideration Request**"). The No-Action Letter pertains to the Proponent's request to include a shareholder proposal regarding minimum wage standards (the "**Proposal**") in the Company's 2016 proxy materials (the "**Proxy Materials**"). In the No-Action Letter, the Staff agreed with the Company that there is a basis to exclude the Proposal, which states in part that "CVS Health Corporation (CVS) shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016", from the Proxy Materials under Rule 14a-8(i)(7) as related to ordinary business operations. For the reasons set forth below and in the No-Action Request, the Company respectfully requests that the Staff maintain its original position as set forth in the No-Action Letter.

The Reconsideration Request asserts that the Proposal should not be excluded because the No-Action Letter is "in direct conflict with eleven previous Staff decisions rejecting the identical arguments offered by CVS in favor of a proposal that is identical in approach to our Proposal." The Proponent implores the Staff not to "overrule" those past decisions, which relate to proposals that are "identical [to the Proposal]...in all aspects *except for the subject matter*" (emphasis added). Of course, if the subject matter differs, the proposals referred to in the "conflicting" decisions are inherently *not* identical to the Proposal. Rather, they differ in the most fundamental of ways. The proposals addressed in the "conflicting" decisions cited by the Proponent pertain to health care principles. The Proposal, however, relates to minimum wage and thus to general employee compensation. Thus, the Staff would be overruling nothing by adhering to its position set forth in the No-Action Letter, which has a clear basis in both reason and precedent.

The Proponent notes that, in the allegedly conflicting no-action letters, the Staff denied no action relief because the proposals at issue related to "significant social policy issue[s]", and argues that this Proposal does the same. The Proposal's supporting statement claims that the issue of raising the minimum wage recently became an issue of "widespread public debate" and cites recent articles on the topic. That this issue is debated does not render minimum wage a significant policy issue, nor does the Staff view it as such. The Proposal squarely focuses on a general employee compensation matter, *i.e.*, minimum wages. The Staff has never found minimum wage to be a significant policy issue. Accordingly, the Company



continues to maintain that the Proposal is properly excludable under Rule 14a-8(i)(7). *See Apple, Inc.* (Nov. 16, 2015) (allowing the exclusion of a proposal asking Apple's compensation committee to adopt new compensation principles responsive to the U.S.'s "general economy, such as unemployment, working hour[s] and wage inequality"); *McDonald's Corporation* (Mar. 18, 2015) (permitting the exclusion of a shareholder proposal that urged the board to encourage U.S. franchisees and its company-owned franchises to pay employees a minimum wage of $11 per hour); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (permitting the exclusion of a proposal requesting a report that was to include, among other things, a description of "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage").

The Staff has also noted that the mere fact that a proposal touches upon a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when a proposal implicates ordinary business matters. Although the Securities and Exchange Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable," the Staff has expressed the view that proposals relating to both ordinary business matters and significant social policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7). Exchange Act Release No. 40018 (May 21, 1998).

The Proponent attempts to salvage the Proposal by pointing out differences in its wording from proposals for which the Staff has granted relief. The excludable proposals, according to the Proponent, either sought to have the company conduct internal implementations, reports or assessments, or to advocate for specific legislative initiatives. This is irrelevant. Regardless of what specific action is or is not requested, the fact remains that the Proposal relates to ordinary business operations.

Accordingly, the Company maintains that the Proposal is properly excludable under Rule 14a-8(i)(7). Based upon the foregoing analysis, and the arguments set forth in the No-Action Request, the Company reiterate its request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please call the undersigned at (401) 770-5409 if you should have any questions or need additional information.

Respectfully yours,

Thomas S. Moffatt
Vice President, Assistant Secretary &
Asst. General Counsel - Corporate Services

cc: Sonia Kowal, President, Zevin Asset Management
Stephen Giove, Shearman & Sterling LLP
Doreen Lilienfeld, Shearman & Sterling LLP

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

February 29, 2016

VIA e-mail: shareholderproposals@sec.gov

Mr. David Fredrickson
Associate Director and Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Reconsideration of February 23, 2016 No-Action Letter issued to CVS Health Corporation

Dear Associate Director and Chief Counsel Fredrickson,

This letter is submitted on behalf of the Merrily Lovell 2007 Trust dated 3/20/2007 by Zevin Asset Management, LLC (hereinafter referred to as "Proponent"), who is the beneficial owners of shares of common stock of CVS Health Corporation (hereafter referred to as "CVS" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal" or "the CVS Proposal") to CVS the full text of which is attached as Attachment A, which requests:

> the Board to adopt principles for minimum wage reform, to be published by October 2016.
>
> This proposal does not encompass payments used for lobbying or ask CVS to take a position on any particular piece of legislation.
>
> **Supporting Statement**
>
> We believe that principles for minimum wage reform should recognize that:
>
> 1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and
>
> 2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

On February 23, 2016, the Office of Chief Counsel issued a no-action letter which stated:

> There appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(7), as relating to CVS' ordinary business operations. In this regard, we note that the proposal relates to general compensation matters.[1]

[1] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2016/brintoncalvert022316-14a8.pdf

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

We hereby request reconsideration of the Staff's grant of the no-action letter and if reconsideration is denied that, pursuant to 17 CFR 202.1 (d), the matter be presented to the Commission for its consideration.

We make this request because the no-action letter is in direct conflict with eleven previous Staff decisions rejecting the identical arguments offered by CVS in favor of a proposal that is identical in approach to our Proposal. We believe that the Staff should not overrule those past decisions and if it is doing so with respect to the CVS Proposal, to clarify the reasons for doing so. We note that there are other pending cases where this identical shareholder proposal has been filed and the companies have sought no-action relief including, Best Buy, Staples, TJX and Chipotle.

We can find no basis in intervening no-action letters or Staff Legal Bulletins to justify or explain Staff's surprising departure from these past decisions, leaving shareholder proponents in a state of confusion over how to proceed. We believe that such a dramatic change in course warrants further review and consideration. For these reasons, the matter is of substantial importance and involves issues that are highly complex.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are providing this request via e-mail in lieu of paper copies and are providing a copy to CVS' Assistant General Counsel, Thomas Moffatt via e-mail at thomas.moffatt@cvshealth.com.

The no-action letter is in direct conflict with eleven earlier decisions.

In 2008, shareholder proposals were filed at United Technologies, General Motors, Xcel, Exxon Mobil, and UnitedHealth[2] that requested the following:

> RESOLVED: Shareholders of UnitedHealth Group Incorporated (the "Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

A variation of this proposal was also filed at UST Inc.[3]

---

[2] *United Technologies* (January 31, 2008); *General Motors Corporation* (March 26, 2008); *Xcel Energy Inc.* (February 15, 2008); *Exxon Mobil Corporation* (February 25, 2008); *UnitedHealth Group Incorporated* (April 2, 2008) (Company reconsideration rejected April 15, 2008).

[3] *UST Inc.* (February 7, 2008) - Resolved: Shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine: Health care coverage should be universal, continuous, and affordable to individuals and families. Any health insurance strategy should be affordable and sustainable for society and should enhance health and well-being

In 2009, the same shareholder proposal was filed at CBS, Yum!, Raytheon, PepsiCo, and Nucor Corporation.[4]

In 2008 and 2009, the Staff characterized the shareholder proposal as "urg[ing] the board of directors to adopt principles for healthcare reform such as those based upon principles specified in the proposal" and concluded in all eleven cases, that the shareholder proposal was not excludable under rule 14a-8(i)(7).

In all eleven of these cases, the companies argued that the proposal was excludable under 14a-8(i)(7) because the subject matter of the Proposal appears to involve the company's health care coverage policies for its employees. The companies also argued that proposals concerning health and benefits for employees related to its ordinary business operations, and therefore was excludable under rule 14a-8(i)(7).

In responding to the companies' no-action requests, the proponents were successful in arguing that a proposal which asks a company to adopt a set of principles regarding policy reform (in that case health care) is not excludable because it is not focusing on internal operations, but rather was focused externally on a significant social policy issue affecting the company. In the end, the Staff agreed with the proponents in all eleven cases concluding that the proposal was not excludable.

It is our belief that the CVS Proposal fits perfectly into the model provided by those eleven cases and that by excluding the CVS Proposal the Staff is reversing eleven long-standing cases and the basic principle that it is permissible to ask a company to adopt principles on a significant policy issue confronting the company.

The CVS Proposal is identical to the eleven cases in all aspects except for the subject matter. They all ask the company to adopt principles and they all provide some description of the principles that the proponents think would be advisable. In the case of the eleven cases the subject matter was health care reform and in those letters provided by proponents, they all demonstrate that health care reform is a significant policy issue by discussing evidence of the widespread public debate that was occurring in 2007 and 2008 (and earlier). In the case of the CVS Proposal the subject matter is minimum wage reform and we provided ample evidence of how it is a significant policy issue subject to widespread public debate.

Employee compensation and benefits, including health care, are traditionally considered ordinary business matters. Both federally enacted health care laws and federally adopted minimum wage law could have an impact on internal company practices. Nevertheless, the proposals should be included because "proposals focusing on a significant policy issue are not excludable under the ordinary

---

by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

[4] *CBS Corporation* (March 30, 2009); *Yum! Brands, Inc.* (March 9, 2009); *Raytheon Company* (March 30, 2009); *PepsiCo, Inc.* (February 26, 2009); *Nucor Corporation* (February 27, 2009).

business exception "*because* the proposals would transcend the day to day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7). (Staff Legal Bulletin 14H (October 22, 2015) (internal citations omitted)).

It would seem that not five months after clearly restating that principle in SLB 14H, Staff has begun to depart from it.

In 2008 and 2009, Staff agreed that a request to adopt principles for legal reform that may directly impact an internal matter of ordinary business (provision of health care to employees), would be admissible because it focused on a significant policy matter. Staff restated this view eleven times. There can be no dispute that both health care reform and minimum wage reform raise significant policy matters. Nor can there be any dispute that the instant proposal focuses on this significant policy matter, as it is closely modeled on the earlier health care reform proposals. It is clearly distinguishable from prior proposals that mentioned the minimum wage, but focused on a company's internal pay practices. We are left with the conclusion that Staff has either misread the Proposal, or has determined to limit the significant policy exception after just reaffirming its broad scope in SLB 14H.

A separate group of Health Care Reform Principles proposals that were excluded demonstrate the permissibility of the CVS Proposal

The appropriateness of the CVS Proposal under rule 14a-8(i)(7) is made even clearer when it is contrasted with a separate group of proposals that also asked for adoption of principles on a significant public policy issue, **but** which differed in very significant ways. Those excluded proposals sought to either (1) have the company conduct an internal implementation assessment or (2) advocate "for specific legislative initiatives, including the repeal of specific laws and government mandates and the enactment of specific tax deductions or tax credits". The CVS Proposal explicitly does neither and therefore is not excludable under rule 14a-8(i)(7).

In *Pfizer Inc.* (February 18, 2014), the proposal went beyond simply asking for the company to adopt health care reform principles. Instead, it suggested the principles call for the following: "Repeal state-level laws that prevent insurance companies from competing across state lines."; "Repeal government mandates that dictate what insurance companies must cover"; "meaningful tort reform to reduce doctors' insurance costs."; and federal tax reform. See also, *Bristol-Myers Squibb Company* (February 18, 2014); *Johnson and Johnson* (February 18, 2014); *Eli Lilly and Company* (February 18, 2014); and *CVS Caremark Corporation* (February 19, 2014). In excluding those "specific legislative initiatives" proposals, the Staff properly observed in its no-action letter that the proposals were excluded because they "involve[e] Pfizer in the political or legislative process relating to an aspect of Pfizer's operations."

In contrast to *Pfizer*, the CVS proposal explicitly states "This proposal *does not encompass payments used for lobbying or ask the company to take a position on any particular piece of*

legislation." (Emphasis added). Further, the CVS Proposal does not delve into the details of specific laws, rather staying at a high level with a focus on a sustainable economy, a minimum standard of living and indexing. The CVS Proposal, in this way, demonstrates explicitly that it was seeking to avoid the fatal flaw found in *Pfizer*. Just looking at the intricate detail found in the *Pfizer* proposal[5] shows clearly that the Chipotle Proposal is materially different and therefore permissible under rule 14a-8(i)(7).

In addition, the CVS Proposal stands in stark contrast to the "implementation report" proposals – *CVS Caremark Corporation* (February 29, 2008) and *Wyeth* (February 25, 2008) – which were properly excluded because they were focused on internal implementation of the company's own health care policies and practices.

The previous *CVS* and *Wyeth* proposals differed in a crucial manner compared to the eleven other proposals that were permitted onto the companies' proxy materials because they requested "the Board to *report annually about how it is implementing such principles*." (Emphasis added). We know this was the basis for exclusion because the Staff specifically noted this fact in its no-action letter when it observed that the previous *CVS* and *Wyeth* proposal asked the company "to report annually on how it is implementing such principles".

In making this additional request, the previous *CVS* and *Wyeth* proponents fatally transformed the permissible proposals from an outward looking set of principles that focused on a significant policy issue, into an inward looking analysis of the companies own benefits for its workers. The request to analyze its own implementation of the principles was a fatal flaw because it altered the proposal in a fundamental way: from one focused on a policy issue to one focused on employee benefits.

In contrast to the previous *CVS* and *Wyeth* proposals, the CVS Proposal does not include that language anywhere in the Proposal. There is no request for an implementation report. There is no reference to implementation at all. While there is reference to CVS' pay practices in two sentences at the end of the Proposal, those are only made to provide context for the reputational risks faced by the Company and as information that may be of interest or persuasive to shareholders. Nowhere in the CVS Proposal is there any implication – or explicit request or suggestion – that the Company issue a report, let alone issue a report that assesses how minimum wage reform would impact the wage structure of the company or how it would implement such a change.

In the eleven successful proposals on health care reform one could certainly argue that they implicitly implicate internal benefit policies and practices – in fact the companies did exactly that. But those eleven successful proposals, like the CVS Proposal, did not ask for an implementation report. For that reason, the previous *CVS* and *Wyeth* decsisons stand clearly for the conclusion that

---

[5] 1. Repeal state-level laws that prevent insurance companies from competing across state lines. 2. Increase cost transparency of health care treatments so consumers can be better-informed market participants. 3. Repeal government mandates that dictate what insurance companies must cover. 4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices. 5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits. 6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

the CVS Proposal does not violate rule 14a-8(i)(7) because it does not focus on the internal operations of the Company.

The Staff has mischaracterized the proposal as "relat[ing] to general compensation matters."

As discussed above, the CVS Proposal does not relate to the general compensation matters of the Company. If the Proposal sought an annual implementation report, it would be reasonable to conclude that the Proposal does relate to general compensation matters. The Proposal, however, does not do this and is clearly and unambiguously not focused on the Company's internal approach to compensation. The resolved clause makes it clear that it is focused on the Company articulating its public policy principles regarding the significant public policy debate over the minimum wage, not the Company's decision making process for how much to pay its employees. This mischaracterization of the Proposal suggests that the Staff's conclusions are misplaced and warrants a review of the decision.

Conclusion

For the reasons provided above, we respectfully request that the Division conclude CVS' request for a no-action letter should have been denied. If the no-action letter is allowed to stand it will be in direct contradiction to the eleven proposals from 2008 and 2009 that were deemed permissible under rule 14a-8(i)(7). Doing so would be a dramatic change in course for the Staff (implying a move away from SLB 14H), one that we believe warrants further review and consideration before taking. It also illustrates that this is a matter of substantial importance and involves issues that are highly complex, thereby calling for reconsideration pursuant to 17 CFR 202.1 (d).

In the event that upon reconsideration of the February 23, 2016 decision the Staff maintains its position, we hereby request the matter be referred to the Commission for its review.

Please contact me at 617-742-6666 x308 or sonia@zevin.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sonia Kowal
President
Zevin Asset Management, LLC

Appendix A

Principles for Minimum Wage Reform

RESOLVED: CVS Health Corporation (CVS) shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

3. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

4. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after adjusting for inflation - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families.[6] Poverty-level wages may undermine consumer spending and corporate social license. Income inequality is recognized as an economy-wide problem. For example, an S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote in an op-ed *Capitalists, Arise: We Need to Deal With Income Inequality* "Business has the most to gain from a healthy America, and the most to lose by social unrest".
There are examples of CEOs supporting strong wages and indexing:

- Costco CEO Jelinek wrote to Congress urging it to increase the minimum wage. "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty".
- Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows for business planning.
- Aetna's CEO Bertolini, said paying less than $16.00 per hour is "unfair."

According to polls, minimum wage reform is one of the most significant social policy issues.

CVS, an international company, also faces exposure to minimum wage laws around the world, necessitating a clear statement of principles.

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum-wage workers. Some research suggests a minimum-wage increase could have a small stimulative effect on the economy.[7]

Media stories about labor disruptions and high profile demands for higher wages included coverage of CVS in 2015. We believe this public attention to CVS within the context of a widespread public debate about the minimum wage and economic inequality presents reputational risks to the company.

---

[6] http://www.epi.org/publication/minimum-wage-workers-poverty-anymore-raising/
[7] http://www.epi.org/minimum-wage-statement/